UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-398

SNYDER’S-LANCE, INC.

(Exact name of registrant as specified in its charter)

13515 Ballantyne Corporate Place, Charlotte, North Carolina 28277

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.83-1/3 par value

 (Title of each class of securities covered by this Form)

None

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

* Twist Merger Sub, Inc. (“Merger Sub”), a North Carolina corporation, and an indirect wholly owned subsidiary of Campbell Soup Company, a New Jersey corporation (“Campbell”), merged with and into Snyder’s-Lance, Inc. (“Snyder’s-Lance”), with Snyder’s-Lance continuing as the surviving corporation (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of December 18, 2017 by and among Campbell, Merger Sub and Snyder’s-Lance.  The Merger became effective on March 26, 2018, pursuant to the Articles of Merger filed with the Secretary of State of the State of North Carolina, and the separate existence of Merger Sub ceased thereby.  As a result of the Merger, Snyder’s-Lance is wholly owned by Campbell.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:	/s/	Tara Smith
	Name:	Tara Smith
	Title:	Secretary

Date: April 5, 2018